SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____ )*

HMS Income Fund, Inc.
(Name of Issuer)

Common Stock, $ 0.001 par value
(Title of Class of Securities)

40427D201
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40427D201	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DJ-PEI Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 287,107.6 (See Item 2 and Item 4 herein)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 287,107.6 (See Item 2 and Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,107.6 (See Item 2 and Item 4 herein)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON (See Instructions)* PN

CUSIP NO. 40427D201	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: HMS Income Fund, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2800 Post Oak Boulevard Suite 5000 Houston, Texas 77056-6118
Item 2(a).	Name of Person Filing: DJ-PEI Partners
Item 2(b).	Address of Principal Business Office or, if None, Residence: C/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118
Item 2(c).	Citizenship: DJ-PEI Partners is a limited partnership organized under the laws of the State of Texas.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 (“Common Stock”)
Item 2(e).	CUSIP Number: 40427D201
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.

Ownership.

As of December 31, 2012, DJ-PEI Partners owned 287,107.6 shares of Common Stock, which is 22.3% of the Issuer’s outstanding Common Stock. The percentages herein are calculated based upon the aggregate total of the 1,289,471.9 shares of Common Stock issued and outstanding as of December 31, 2012.

Item 4(a).	Amount Beneficially Owned: 287,107.6 shares of Common Stock
Item 4(b).	Percent of class: 22.3%
Item 4(c).

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

287,107.6 shares

(ii) Shared power to vote or to direct the vote:

0 shares

(iii) Sole power to dispose or to direct the disposition of:

287,107.6 shares

(iv) Shared power to dispose or to direct the disposition of:

0 shares

CUSIP NO. 40427D201	13G	Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

CUSIP NO. 40427D201	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	DJ-PEI Partners

	By:	Dodge Jones Foundation Manager

_/s/ Joseph Edwin Canon_______
Name: Joseph Edwin Canon
Title: Executive Vice President